AB 3/16

KH 3/9

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11018986

ANNUAL AUDITED REPORT

FORM X-17A-5

SEC Mail Processing Section

PART III

FEB 28 2011

Washington, DC

SEC FILE NUMBER
8-68420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Scout Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 49th Street ,12th Floor, Suite 1206
(No. and Street)

New York, NY 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Bleich 212-906-0839
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sax Macy Fromm & Co., PC
(Name - If individual, state last, first, middle name)

855 Valley Road (Address) Clifton (City) New Jersey (State) 07013 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2011
19 REGISTRATIONS BRANCH

KH 3/15

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Bleich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scout Trading, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

RUSSELL J.STENSLAND
Notary Public, State of New York
No. 01ST6145556
Qualified in Richmond County
Term Expires May 8, 2014



Signature

Managing Member

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scout Trading, LLC

Report Pursuant to Rule 17a-5

Financial Statements

Year Ended December 31, 2010

Scout Trading, LLC

Report Pursuant to Rule 17a-5

Index to Financial Statements

Year Ended December 31, 2010


SMF
SAX MACY FROMM

Knowledgeable People. Excellent Results.

Certified Public Accountants & Advisers

Independent Auditors' Report

To the Board of Directors of
Scout Trading, LLC:

We have audited the accompanying statement of financial condition of **Scout Trading, LLC** as of December 31, 2010, and the related statements of income, changes in members' capital, and cash flow for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scout Trading, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 3, 2011

855 Valley Road | Clifton, NJ 07013 | T 973.472.6250 | F 973.472.7172 | www.smf-cpa.com

NEW JERSEY NEW YORK CONNECTICUT FLORIDA

Scout Trading, LLC

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$ 55,112	
Deposits with brokers, dealers, and clearing organizations	5,636,228	
Securities owned, at fair value	20,599,998	
Receivables from brokers, dealers, and clearing organizations	126,699,728	
Prepaid expenses and other current assets	262,911	
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation of $57,583	223,279	
Security deposits	155,113	
Total Assets		$ 153,632,369

Liabilities and Members' Capital

Current Liabilities:		
Accounts payable	$ 29,853	
Accrued expenses and other current liabilites	164,538	
Securities sold, not yet purchased, at fair value	147,299,726	
Total Current Liabilities		$ 147,494,117
Members' Capital		6,138,252
Total Liabilities and Members' Capital		$ 153,632,369

The Accompanying Notes are an Integral Part of these Financial Statements.

Scout Trading, LLC

Statement of Income

Year Ended December 31, 2010

Income:		
Trading income	$ 7,278,298	
Interest income	2,838	
Dividend income	23,555	
Total Income		$ 7,304,691
Expenses:		
Employee compensation and benefits	2,955,167	
Brokerage, exchange, and clearance fees	1,512,212	
Occupancy costs	210,837	
Communication expenses	598,840	
Professional fees	82,685	
Management fees	239,917	
Interest expense	277,541	
Office expenses	75,349	
Total Expenses		5,952,548
Income before income taxes		1,352,143
Income taxes		55,000
Net Income		$ 1,297,143

The Accompanying Notes are an Integral Part of these Financial Statements.

Scout Trading, LLC

Statement of Changes in Members' Capital

Year Ended December 31, 2010

Members' Capital at Beginning of Year	$ 4,841,109
Net income	1,297,143
Members' Capital at End of Year	$ 6,138,252

The Accompanying Notes are an Integral Part of these Financial Statements.

Scout Trading, LLC

Statement of Cash Flow

Year Ended December 31, 2010

Cash Flows From Operating Activities:		
Net income		$ 1,297,143
Adjustments to reconcile net income to net cash (used for) operating activities:		
Depreciation	$ 42,342	
(Increase) decrease in assets:		
Deposits with brokers, dealers, and clearing organizations	(1,682,566)	
Securities owned, net	(13,967,556)	
Receivable from brokers, dealers, and clearing organizations	(126,699,728)	
Prepaid expenses and other current assets	(240,261)	
Security deposits	32,875	
Increase (decrease) in liabilities:		
Accounts payable	(45,248)	
Accrued expenses and other current liabilities	101,892	
Securities sold, not yet purchased, net	147,220,928	
Payable to brokers, dealers, and clearing organizations	(6,524,507)	
Net adjustments to reconcile net income to net cash (used for) operating activities		(1,761,829)
Net Cash (Used for) Operating Activities		(464,686)
Cash Flows From Investing Activities:		
Additions to furniture, equipment, and leasehold improvements		(70,893)
Net (Decrease) in Cash and Cash Equivalents		(535,579)
Cash and Cash Equivalents at Beginning of Year		590,691
Cash and Cash Equivalents at End of Year		$ 55,112
Cash Paid During the Year for:		
Interest		$ 277,541
Income taxes		$ 55,000

The Accompanying Notes are an Integral Part of these Financial Statements.

Scout Trading, LLC

Notes to Financial Statements

Note 1 – Nature of Business:

Scout Trading, LLC ("the Company") is a broker-dealer registered with the SEC and is a member of various exchanges .The Company does not hold customer balances and trades its own funds.

Note 2 – Summary of Significant Accounting Policies:

A. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenue and expenses during the period. Actual results could differ from these estimates.

B. Securities Transactions – Securities transactions are recorded on a trade-date basis. Securities owned and securities sold, but not yet purchased, are valued at fair value. Realized gains and losses are recognized based on the first-in, first-out or specific identification method. Unrealized gains and losses are computed as the difference between cost or proceeds and market value of securities held long and short on the financial statement date. Dividend income and dividends on securities sold short are recognized on the ex-dividend date. Interest income and expenses are recorded on the accrual basis.

C. Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

D. Property and Equipment – Property and equipment are stated at cost. Major renewals and betterments are capitalized; expenditures for repairs and maintenance are charged to expense. Depreciation is provided generally on a straight-line basis over the estimated service lives of the respective classes of property. Depreciation of leasehold improvements is based on the terms of the respective lease.

E. Income Taxes – The Company is treated as a partnership under the Internal Revenue Code. Taxable income or loss of the Company flows through to the individual members of the Company who are responsible for reporting taxes thereon. Accordingly, the Company records no provision for federal taxes. The Company is subject to the New York City unincorporated business tax.

F. Receivables from/Payables to Broker, Dealers, and Clearing Organizations – These amounts consist primarily of margin balances at clearing organizations. The Company clears certain proprietary transactions through a clearing organization on a fully disclosed basis. The amount payable to the clearing organization relates to the margin transactions and is collateralized by cash deposited at the clearing organization.

Note 2 – Summary of Significant Accounting Policies *(Continued)*:

G. Fair Value of Financial Instruments – The Company's assets and liabilities are largely carried at fair value or contracted amounts, which approximate fair value.

Under ACS 820 Fair Value Measurements and Disclosures, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with ACS 820, a hierarchy is established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to ACS 820.

The fair value of marketable equity securities has been determined using quoted prices in active markets for identical assets, which is level 1 in the hierarchy for ranking the quality and reliability of the information used to determine fair values under ACS 820.

H. Subsequent Events – The Company has evaluated subsequent events for potential recognition or disclosure through February 3, 2011 the date the financial statements were available to be issued.

Note 3 – Financial Instruments with Off-Balance Sheet Risk and Market Risk:

In the normal course of business, the Company trades various financial instruments and enters into various investment activities with off-balance sheet risk. These financial instruments include securities sold short.

Securities sold short represent obligations of the Company to purchase the security in the market at prevailing prices. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in the statement of financial condition. The Company has recorded these obligations in the financial statements at the fair values of the related securities under the caption "Securities sold, not yet purchased, at fair value."

Market risk represents the potential loss that can be caused by unfavorable movements in interest rates, foreign exchange rate, or market prices of other financial instruments. The Company's investments are exposed to risks associated with the effect of fluctuations in prevailing levels of market interest rates and foreign currency exchange rates on its financial positions and cash flows.

Note 4 – Concentration of Credit Risk:

The Company primarily maintains its cash and security balances at two financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) and the Securities Investor Protection Corporation (SIPC). Balances have exceeded FDIC and SIPC insured limits in 2010.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include banks, clearing organizations, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 5 – Securities Owned and Securities Sold, Not Yet Purchased:

Securities owned and securities sold, not yet purchased consist primarily of trading securities in U.S. public entities as quoted market values.

Note 6 – Furniture, Equipment, and Leasehold Improvements:

Furniture, equipment, and leasehold improvements as of December 31, 2010 consisted of the following:

Furniture, Equipment, and Leasehold Improvements:		
Equipment	$ 156,313	
Furniture and fixtures	32,803	
Leasehold Improvements	91,746	
Total	280,862	
Less: Accumulated depreciation	57,583	
Net Property and Equipment		$ 223,279

Note 7 – Commitments:

The Company leases office space for its corporate headquarters pursuant to a four and a half - year lease which commenced in August 2009. The Company's rent expense was $159,310 for the year ended December 31, 2010.

The lease requires annual payments as follows:

Years Ending December 31	
2011	$ 163,681
2012	176,989
2013	182,298
Total	$ 522,968

Note 8 – Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15(c)3-1 of the Securities Exchange Act of 1934. Under that Rule the Company is required to maintain a minimum net capital, as defined, of the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital as of December 31, 2010 was $5,268,435, which exceeded its requirement by $5,168,435.

Note 9 – Retirement Plan:

The Company maintains a retirement plan which covers substantially all employees. The plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and all the requirements of section 401(a) and 401(k) of the Internal Revenue Code. Pre-tax employee contributions are made pursuant to salary deferral agreements. Participants are immediately vested in their voluntary contributions plus actual earning thereon.

Independent Auditors' Report on Supplementary Information

To the Board of Directors of
Scout Trading, LLC:

Our report on our audit of the basic financial statements of **Scout Trading, LLC** for the year then ended December 31, 2010 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 3, 2011

Scout Trading, LLC

Schedule of Minimum Capital Requirements

December 31, 2010

Total Ownership Capital		$ 6,138,252
Less: Non Allowable Assets:		
Property and equipment, net	$ 223,279	
Prepaid expenses and other current assets	262,911	
Security deposits	155,113	
Total Adjustments		641,303
Net Capital before Haircuts on Securities Positions		5,496,949
Haircuts on Securities:		
Trading securities		228,514
Adjusted Net Capital		5,268,435
Computation of Net Capital Requirements:		
Minimum net capital requirements:		
6 2/3 percent of net aggregate indebtedness	12,959	
Minimum dollar net capital required	100,000	
Net Capital Required (Greater of Above)		100,000
Excess Net Capital		$ 5,168,435
Aggregate Indebteness		$ 194,391
Ratio of Aggregate Indebteness to Adjusted Net Capital		3.69%

Note: There are no material differences between the above computation and the Company's corresponding unaudited Focus filing as of December 31, 2010.

See Independent Auditors' Report on Supplementary Information.

Scout Trading, LLC

Schedule for Determination of the Reserve Requirements Under Exhibit A of Rule 15(c) 3-3

December 31, 2010

The Company is exempt from Rule 15(c) 3-3 under paragraph (k)(2)(ii). As such, the Company does not hold funds or securities for any customers.

See Independent Auditors' Report on Supplementary Information.

Independent Auditors' Report on Internal Control over Financial Reporting

To the Board of Directors of
Scout Trading, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of **Scout Trading, LLC** (the Company) for the year then ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15(c)3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Scout Trading, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 3, 2011

Scout Trading, LLC

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Year Ended December 31, 2010

SMF
SAX MACY FROMM
Certified Public Accountants & Advisers

Knowledgeable People.
Excellent Results.

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Scout Trading, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Scout Trading, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Scout Trading, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Scout Trading LLC's management is responsible for Scout Trading LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

855 Valley Road | Clifton, NJ 07013 | T 973.472.6250 | F 973.472.7172 | www.smf-cpa.com

NEW JERSEY NEW YORK CONNECTICUT FLORIDA

To the Board of Directors of
Scout Trading, LLC
Page 2

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 3, 2011

Scout Trading, LLC

Schedule of Assessments and Payments

For the Year Ended December 31, 2010

Payment Date	To Whom Paid	Amount
7/30/2010	SIPC	9,575
2/2/2011	SIPC	7,907